

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2017

Gerri A. Henwood
President and Chief Executive Officer
Recro Pharma, Inc.
490 Lapp Road
Malvern, PA 19355

> **Re: Recro Pharma, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 2, 2017**
> **File No. 333-218487**

Dear Ms. Henwood:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at (202) 551-5019 with any questions.

> Division of Corporation Finance
> Office of Healthcare and
> Insurance

cc: Rachael M. Bushey, Esq.